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                               July 8, 2020

       Michel Detheux
       Chief Executive Officer
       iTeos Therapeutics, Inc.
       139 Main Street
       Cambridge, MA 02142

                                                        Re: iTeos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 24, 2020
                                                            File No. 333-239415

       Dear Dr. Detheux:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed June 24, 2020

       Prospectus Summary
       EOS-850, our A2AR antagonist for cancer immunotherapy, page 4

   1. We note your response to prior comment 2 and revised disclosures on page 127. We further note your
disclosures on pages 2 and 4 of the Summary regarding the preliminary results from your
ongoing Phase 1/2a clinical trial of EOS-850 and preliminary evidence of clinical benefit.
Please balance these Summary disclosures to clarify, if true, that this portion of the trial is
exploratory and that your claims are not supported by statistically significant trial
results.
 Michel Detheux
FirstName   LastNameMichel Detheux
iTeos Therapeutics,  Inc.
Comapany
July 8, 2020NameiTeos Therapeutics, Inc.
July 8,2 2020 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser at (202) 551-3736 or Daniel Gordon at
(202) 551- 3486
if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551- 6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences